[MERIT LETTERHEAD]

November 18, 2010

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Merit Medical Systems, Inc.

Registration Statement on Form S-3

Filed August 24, 2010

File No. 333-169012

Mr. Mancuso:

We have reviewed the comments set forth in your letter dated September 14, 2010, regarding the registration statement of Merit Medical Systems, Inc. (“Merit”) referenced above (the “Registration Statement”), and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

A.            We note the statement regarding the indenture that “will be filed by amendment or incorporated by reference prior to the offering of securities.”  Please note that the indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective.  Therefore, please file as an exhibit to this registration statement the indenture mentioned in your exhibit list.  Refer to responses 201.02 and 201.04 of the Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:  The form of indenture referenced in the exhibit list has been attached as Exhibit 4.1 to Amendment No. 1 to the Registration Statement filed by Merit on November 18, 2010 (“Amendment No. 1”).

B.            Please tell us why you have not provided the undertaking required by Item 512(j) of Regulation S-K.

Response:  The undertaking required by Item 512(j) of Regulation S-K has been included in Amendment No. 1.

If you have any further questions regarding this response, please contact me directly at (801) 208-4307 or Brian Lloyd, Merit’s external counsel, at (801) 257-7964.

Sincerely,

Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.

Enclosures

cc:  Brian G. Lloyd